Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Denison Mines Corp. (“Denison”)

595 Bay Street, Suite 402

Toronto, Ontario M5G 2C2

2.	Date of Material Change:

June 29, 2012

3.	News Release:

A news release was disseminated through the services of Marketwire on June 29, 2012.

4.	Summary of Material Change:

On June 29, 2012, Denison Mines Corp. (“Denison”) and Energy Fuels Inc. (“Energy Fuels”) announced the completion of a transaction (the “Transaction”) in accordance with a plan of arrangement (the “Denison Arrangement”) under the Business Corporations Act (Ontario) pursuant to which Energy Fuels acquired all of the shares of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) in exchange for 425,440,872 common shares of Energy Fuels (the “EFR Share Consideration”).

In accordance with the Denison Arrangement, immediately following the closing of the Transaction Denison reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of the reorganization. The Denison shareholders received approximately 1.106 common shares of Energy Fuels for each common share of Denison owned and in aggregate own approximately 63% of the issued and outstanding common shares of Energy Fuels.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

The Transaction

On June 29, 2012, the Transaction was completed pursuant to an arrangement agreement entered into on May 23, 2012 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement Energy Fuels purchased, directly, all of Denison’s US Mining Division through: (i) the acquisition of all of the outstanding shares of Denison Mines Holding Corp. (“DMHC”) held by Denison and all of the outstanding shares of White Canyon Uranium Limited (“White Canyon”) (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, White Canyon or any direct or indirect subsidiary of DMHC) by DMHC, White Canyon or any direct or indirect subsidiary of DMHC (the “Acquired Debt”). Energy Fuels paid $10.00 to Denison as consideration for the Acquired Shares and issued the EFR Share Consideration to Denison as consideration for the Acquired Debt.

In accordance with the Denison Arrangement, immediately following the closing of the Transaction Denison reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of the reorganization. Upon completion of the Denison Arrangement, Denison shareholders received approximately 1.106 common shares of Energy Fuels for each common share of Denison owned and in aggregate own approximately 63% of the issued and outstanding common shares of Energy Fuels. Denison shareholders maintained their interest in Denison and hold the same number of common shares of Denison as were held prior to the Denison Arrangement. The complete steps of the reorganization can be found in the plan of arrangement attached as Schedule A to the Arrangement Agreement as filed under Denison’s SEDAR profile.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Ron Hochstein

President and Chief Executive Officer

Telephone: (416) 979-1991

9.	Date of Report:

July 6, 2012